FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly Listed Company

CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS´ MEETING

HELD ON NOVEMBER 09, 2010

1.            DATE, TIME AND PLACE: The meeting was held on November 09, 2010, at 9:30 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3.142, in the City and State of São Paulo.

2.            CALL: A Call Notice was published in the “Diário Oficial do Estado de São Paulo”, on October 26, 27 and 28, 2010, pages 8, 27 and 21 respectively and in “Valor Econômico” on October 25, 26 and 27, pages B11, B9 and D3 respectively.

3.            QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholders’ Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting.

4.            THE PRESIDING BOARD: Chairman: Abilio dos Santos Diniz, Secretary: André Rizk. Presents, also, Fernando Maida Dall’Acqua, Mario Probst and Oswaldo Orsolin, members of the Fiscal Council and representative of Magalhães Andrade S/S Auditores Independentes.

5.            AGENDA: (a) The ratification of the execution, by the Company, on July 1st, 2010, with Globex Utilidades S.A. (“Globex”), Casa Bahia Comercial Ltda. (“Casa Bahia”), Filisur Participações S.A. (“Filisur”), Samuel Klein, Michael Klein and Eva Lea Klein, of the First Amendment of the Association Agreement entered into on December 4, 2009 (“Association”), according to the Management Proposal; (b) The authorization of the Company management to execute all of the agreements and acts deemed necessary to implement the Association, according to the Management Proposal; and (c) The approval of investments to be made by the Company in its subsidiaries, according to the Management Proposal.

6.            SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting unanimous voted, with the abstention of those legally barred:

6.1.         The ratification of the execution, by the Company, on July 1st, 2010, with Globex, Casa Bahia, Filisur, Samuel Klein, Michael Klein and Eva Lea Klein, of the First Amendment of the Association Agreement entered into on December 4, 2009, in accordance with the Management Proposal.

6.2.         The authorization of the Company management to execute all of the agreements and acts deemed necessary to implement the Association, so as to fully comply with its object, including, but not limited to (i) Industrial Property License Agreement between the Company and Globex; (ii) Industrial Property License Agreement between the Company and Pontofrio.com Comércio Eletrônico S.A. (“PF.com”); and (iii) Purchase Assistance Agreement between the Company and Globex and PF.com.

6.3.         The approval of investments to be made by the Company in its subsidiaries, according to items 3.1 and 3.2 above.

6.3.1.     Investment by the Company in its subsidiary Gobex, conditioned to the approval of the shareholders of Globex, in the amount of up to seven hundred and fifty-five million, five hundred and nineteen thousand, eight hundred and two Reais and forty-two cents (R$ 755,519,802.42), through the issuance of new common shares which shall be emitted in the increase of the capital stock of Globex. The management of Globex will submit to the shareholders of the company in its General Meeting, which shall be held on November 9, 2010, proposal of the increase of the capital sock of Globex in the amount of seven hundred and fifty-five million, five hundred and nineteen thousand, eight hundred and two Reais and forty-two cents (R$ 755,519,802.42). If approved, the Company will subscribe the new common shares and pay in by credits or assets as follows: (i) eighty-nine million, eight hundred and twenty-six thousand Reais (R$ 89,826,000.00) upon the granting of the assets and liabilities related to the durable-goods retail business of Extra-Eletro stores, which have been assessed by specialized company; and (ii) six hundred and sixty-five million, six hundred and ninety-three thousand and eight hundred and two Reais and forty-two cents (R$ 665,693,802.42) being: two hundred and ninety million, one hundred and forty-three thousand, four hundred and five Reais and fifty-nine cents (R$ 290,143,405.59) upon the granting of Certificates of Deposit owned by the Company and three hundred and seventy-five million, five hundred and fifty thousand, three hundred and ninety-three Reais and eighty-three cents (R$ 375,550,396.83) by means of credits held by the Company against companies controlled by the Company, pursuant to the accounting assessment report prepared by specialized company.

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6.3.2.     Increase the company capital of PF.com in the amount of twenty-four million, eight hundred and twenty thousand and three hundred and twenty-four Reais and eleven cents (R$ 24,820,324.11), if approved by the shareholders of PF.com, upon the granting of the assets and liabilities related to the e-commerce durable-goods retail business run by Extra.com, under the accounting assessment report prepared by specialized company.

7.            DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposal.

ADJOURNMENT: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up in the summary format, which, after being read, approved and found in compliance, were signed by all attending shareholders. São Paulo, November 09, 2010. Signature: Abílio dos Santos Diniz – Chairman; André Haddad Rizk – Secretary.

Attending Shareholders: Wilkes Participações S.A. itself and in the capacity  of user holder of voting rights of Sudaco Participações Ltda., Casino Guichard Perrachon, Abílio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran).

This is a free English translation of the original instrument drawn up in the Company’s records.

André Rizk

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 9, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.